UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54660

LIBERTY TAX SERVICE 401(K) PLAN
(Exact name of registrant as specified in its charter)

JTH Tax, LLC
2387 Liberty Way
Virginia Beach, Virginia 23456
(757) 493-8855
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Liberty Tax Service 401(k) Plan

(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Effective April 1, 2020, the Liberty Tax Service 401(k) Plan (the “Predecessor Plan”) was merged into the Franchise Group, Inc. 401(k) Plan (the “Franchise Group 401(k) Plan”), with the Franchise Group 401(k) Plan as the surviving plan. As a result, the Predecessor Plan ceased to exist and the interests in the Predecessor Plan no longer exist. This Form 15 is being filed to suspend the Predecessor Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Predecessor Plan has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Liberty Tax Service 401(k) Plan

	By:	/s/ William B. Harvey
	Name:	William B. Harvey
	Title:	Plan Administrator, JTH Tax, LLC
Date: April 2, 2021